Exhibit 12
GMAC LLC

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,

($ in millions)	2008	2007

Earnings
Consolidated net loss	($3,071)	($12)
Provision for income taxes	192	309
Equity-method investee distribution	60	31
Equity-method investee earnings	53	(84)
Minority interest expense	1	1

Consolidated loss before income taxes, minority interest and income or loss from equity investees	(2,765)	245
Fixed charges	6,099	7,409

Earnings available for fixed charges	3,334	7,654
Fixed charges
Interest, discount, and issuance expense on debt	6,064	7,368
Portion of rentals representative of the interest factor	35	41

Total fixed charges	$6,099	$7,409
Ratio of earnings to fixed charges (a)	0.55	1.03

(a)	The ratio calculation indicates a less than one-to-one coverage for the six months ended June 30, 2008. Earnings available for fixed charges for the six months ended June 30, 2008, were inadequate to cover total fixed charges. The deficit amount for the ratio was $2,765 million for the six months ended June 30, 2008.